ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

FISCAL YEAR-END 09/30/2017

Calvert Impact Fund, Inc.

Calvert Investment Management, Inc. ("Calvert" or the "Advisor") is the investment advisor to the above referenced registered investment company ("Fund"). Calvert has agreed, with the Fund, to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2018, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figures are expressed as a percentage of average net assets.

	Class A	Class C	Class I	Class Y
Calvert Impact Fund, Inc.
Calvert Global Water Fund	1.28%	2.03%	1.03%	0.93%

For Funds:	/s/ Andrew K. Niebler	For Calvert:	/s/ Vicki L. Benjamin
	Andrew K. Niebler, Assistant Vice		Vicki L. Benjamin, Executive Vice President,
	President and Assistant Secretary		Chief Financial Officer, Chief Administrative Officer
And Treasurer

	Date: April 11, 2016		Date: April 11, 2016